UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2007            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated October 10, 2007

2.

News Release dated October 11, 2007

3.

News Release dated October 12, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: October 12, 2007	By: /s/ Bob Hemmerling Bob Hemmerling Corporate Secretary

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

October 10, 2007

Strathmore Increases Land Position in Gas Hills Uranium District,

Wyoming, to over 29,000 Acres:

Company Owns 100% of Six Near-Surface Open-Pit Deposits with

Historical Uranium Resources

Strathmore Minerals Corporation is pleased to announce that its subsidiary, Strathmore Resources (US) Ltd. (“Strathmore” or “the Company”) has acquired an additional 13,900 acres (5,625 ha) in the Gas Hills Uranium District, Wyoming, bringing the Company’s land holdings there to in excess of 29,000 acres (11,735 Ha).  The lands were added by staking 658 claims and acquiring one State of Wyoming Mineral Lease.  Historically, the Gas Hills Uranium District is the second largest uranium producing area in the United States with cumulative production exceeding 100 million pounds. Strathmore controls 100% of the Gas Hills projects, which now makes up the Company's core uranium land holdings in Wyoming.

The newly acquired lands are located in the Beaver Rim, which is located immediately south of the historical mining operations conducted by companies including: Utah International/Pathfinder (now COGEMA), Federal American Partners, Union Carbide, among others. Strathmore staked these additional claims to consolidate previously acquired land positions around areas of known deposits that were historically planned, and some fully permitted, for open-pit mining, but were later abandoned when the uranium price collapsed in the mid-1980s. Much of these lands were held continuously from the 1950s before being allowed to lapse just prior to the recent uptrend in the uranium price.

Historically, the Beaver Rim saw limited exploration and development due to the greater depths (> 800 feet) necessary to mine uranium mineralization by open-pit methods. Strathmore believes the potential for discovering significant uranium deposits exists as historical data recently acquired (see “Strathmore Issues Shares for Database” Press Release dated:  Sept. 19, 2007) suggests that  mineralization trends southward from the main mining district onto newly acquired lands. The Company intends to evaluate this area to determine if it is amenable to advanced in-situ recovery (ISR) techniques.

A summary of the historically known deposits in the Gas Hills controlled by Strathmore is shown below: (For additional information see Press Releases dated: Nov. 2, Nov. 9, 2006; Feb. 1, 2007; May 15, 2007; July 23, 2007 found on the Company's website www.strathmoreminerals.com)

Location	Resource Classification	Tonnage	Grade % U3O8	lbs/U308

Gas Hills (Andria)	Historical: Measured & Indicated	739,565	0.060	949,100
Gas Hills (Day Loma)	Historical: Measured & Indicated	456,096	0.21	1,940,945
Gas Hills (Bullrush, Loco-Lee, George-Ver), Wyoming	Historical: Measured & Indicated	6,131,504	0.069	8,440,490
Gas Hills (Frazier LeMac), Wyoming	Historical: Demonstrated	696,327	0.11	1,522,000
Gas Hills, (Jeep), Wyoming	NI 43-101 Compliant: Measured, Indicated & Inferred	228,743 87,893 152,762	0.08 0.06 0.05	377,594 105,801 168,003

Permitting activities at the George-Ver/Frazier LeMac deposits are ongoing. In November, the Company plans to drill and install two monitor wells to determine hydrologic characteristics and baseline water quality.  For 2008, an exploration drill program is planned to extend the areas of known mineralization. Permitting at the Andria, Bull Rush and Loco-Lee properties is scheduled to begin during the fourth quarter with monitor well installation planned for next summer. In addition, to further develop these near-surface deposits, Strathmore has proposed an extensive exploration drilling program across much of the Beaver Rim. This program is expected to begin during the late spring-early summer of 2008. Finally, the Jeep property, an ISR joint venture project with Yellowcake Mining Corp., is targeted for additional exploration drilling next year in a effort to continue the successful expansion of the uranium resource identified by the recently completed 4,000m drill program (see Press Release dated:  Sept. 18, 2007).

The foregoing historical resource estimates were completed prior to the implementation of NI 43- 101. Given the quality of the historic work completed and the production history of the Gas Hills Uranium District in Wyoming, the Company believes the resource estimates to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resource as a current mineral resource. Hence, they should not be relied upon. The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and reviewed by David Miller, President and Chief Operating Officer for Strathmore Minerals Corp., a qualified person under NI 43-101 guidelines. It should be noted that mineral resources which are not mineral reserves do not have demonstrated economic viability as defined by NI 43-101 guidelines.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties in the United States.  Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development offices in Riverton, Wyoming and Santa Fe, New Mexico.  STRATHMORE MINERALS CORP. Common Shares are listed on the TSX Venture Exchange under the symbol “STM”.

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

                                                                                 For Investor Relations:

 “David Miller”                                                 Bob Hemmerling/Craig Christy

__________________________                                    1-800-647-3303

David Miller, President and COO

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

October 11, 2007

Strathmore/Yellowcake Joint Venture Updates Jeep and

Juniper Ridge, Wyoming, Uranium Projects

Strathmore Minerals Corporation (“Strathmore” or “the Company”) (TSX:STM.V - News) is pleased to update shareholders regarding recent developments at the JEEP and Juniper Ridge projects in Wyoming, which have been joint ventured with Yellowcake Mining Inc.

At the Jeep Property, located in the Gas Hills Uranium District, 54 lode mining claims were added to the project earlier this summer, bringing the total number to 152 claims.  This addition increased the project to 3,140 acres (1,270 Ha) in size.  Previously the Company announced the filing of a National Instrument 43-101 measured and indicated resource estimate for the Jeep property of 316,636 tons grading 0.08% U3O8 for 483,395 pounds with an additional inferred resource of 152,762 tons grading 0.05% U3O8 for 168,003 pounds (see press release dated July 23, 2007).  In this press release, the property’s size was upgraded to the 3,140 acres but the additional new claims were not included.  The Joint Venture recently completed a 4,000 meter summer exploration drill program at the property (see press release dated September 18, 2007) and is reviewing plans for continued exploration activities to be carried out next year.

At the Juniper Ridge Property, located in the Poison Basin Uranium District of south-central Wyoming, 73 lode mining claims were added to the project earlier this summer, bringing the total number there to 201 claims in addition to one State of Wyoming Mineral Lease.  This addition increased the project to 4,793 acres (1,940 Ha) in size from the previous 3,200 acres.  The Juniper Ridge Project has an inferred historical resource (see press release dated February 1, 2007 under heading Red Creek) of 2,750,000 tons grading 0.10% U3O8 grade for 5,500,000 pounds (not NI 43-101 compliant).

Permitting activities at Juniper Ridge are ongoing. The Joint Venture recently received permits to begin the installation of six wells to monitor groundwater.  Upon completion, pump tests will be performed to determine the hydrologic characteristics and samples will be obtained to determine baseline water quality.  Drilling and installation activities are scheduled for spring 2008. In addition, plans for extensive exploration drilling to increase the extent of the known mineralization are under preparation.

The foregoing historical resource estimates for the Juniper Ridge property were completed prior to the implementation of NI 43- 101. Given the quality of the historic work completed and the production history in Wyoming, the Company believes the resource estimate to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resource as a current mineral resource. Hence, they should not be relied upon. The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and reviewed by David Miller, President and Chief Operating Officer for Strathmore Minerals Corp., a qualified person under NI 43-101 guidelines. It should be noted that mineral resources which are not mineral reserves do not have demonstrated economic viability as defined by policy NI 43-101.

Yellowcake Mining Inc. (OTC BB:YCKM.OB - News) is a Nevada based uranium exploration and development company and is committed to spending US$10 million over 6 years for a 60% interest in the Jeep Project.  Strathmore has retained the right to an 11% buyback at the Jeep Project.  At the Juniper Ridge Project, Yellowcake has the option to acquire an 80% interest by spending US$8 million over the next 5 years.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties in the United States.  Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico.  STRATHMORE MINERALS CORP Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

      For Investor Relations:

 “David Miller”

Bob Hemmerling/Craig Christy

__________________________

1-800-647-3303

David Miller, President and COO

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

          October 12, 2007

Strathmore Minerals Corp/ Fission Energy Corp : Spin-off Valuation

Strathmore Minerals Corp. (“Strathmore” or “the Company”) presents the following information summary which provides shareholders with a fair market value for each share of Fission Energy Corp distributed as per the Company’s Plan of Arrangement detailed in the Management Information Circular dated, May 8, 2007. As of the July 13, 2007 Share Distribution Record Date, Strathmore shareholders received  one new share of  Strathmore Minerals Corp and .333 shares of Fission Energy Corp for each previously held share of Strathmore.

Strathmore has determined the fair market value of the distributed shares of Fission on July 17, 2007, the effective date of the Plan of Arrangement involving Strathmore, its security holders and Fission, to be 26.51% of the value of the previously held shares of Strathmore.

Shareholders are reminded that this determination of Fair Market Value is not binding on the Canada Revenue Agency or the US Internal Revenue Service. The above information is not intended to be, nor should it be considered to be legal or tax advice to any particular Shareholder, Option holder, or Warrant holder. Shareholders should consult with their tax advisors and review the Management Information Circular dated May 8, 2007.  Additional information regarding income tax considerations can be found on pages 22-35. The Management Information Circular can be found in its entirety on the Company’s website www.strathmoreminerals.com  and on SEDAR, www.sedar.com.

The information herein contains "forward-looking information" that is based on Strathmore Minerals Corp.'s current expectations, estimates, forecasts and projections.  The words "may", "would", "could", "should", "will", "likely", "expect," "anticipate," "intend", "estimate", "plan", "forecast", "project" and "believe" or other similar words and phrases are intended to identify forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Strathmore's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: uncertainties related to changes in economic conditions or financial markets; changes in input prices; litigation; legislative, environmental and other judicial, regulatory, political, tax, and competitive developments; technological or operational difficulties.

This list is not exhaustive of the factors that may affect our forward-looking information.  These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Strathmore Minerals Corp. disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

"Dev Randhawa"

Dev Randhawa, Chairman and CEO

For Investor Relations:
Bob Hemmerling/Craig Christy
1-800-647-3303
info@strathmoreminerals.com

www.strathmoreminerals.com